UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW APPOINTMENTS

Moscow, Russia – September 21, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of new Managing
Director at Korshunov Mining Plant OAO, which is a part of the company’s subholding structure Mechel Mining.
Boris Sedelnikov (51) has been appointed Managing Director of Korshunov Mining
Plant OAO from September 21, 2009. Mr. Sedelnikov succeeds Yuriy Efimenko, who will proceed to work in Mechel Mining Management Company OOO as Deputy General
Director and Director of HR Department.
Prior to his appointment, Mr. Sedelnikov worked as Deputy General Director and
Director of Operational and Technical Department of Mechel Mining Management
Company OOO from August 2009 to September 2009. In 2008 - 2009 he was Director
of Mining and Technical Department of Mechel Mining Management Company OOO. Mr.
Sedelnikov held various positions in Yakutugol HC OAO from 2002 to 2008, his last position there was Technical Director. In 1985-2002, he worked at Neryungri
Open Pit Mine, Yakutugol Coal Mining Production Association rising from drilling machine operator assistant to Deputy Director of Operations.
Mr. Sedelnikov graduated from Kuzbass Polytechnic institute with a degree in mining engineering. He also had professional retraining course at the Academy of
National Economy under the Government of the Russian Federation and received qualification in Company Development Management.
Mechel OAO Senior Vice President Vladimir Polin commented on the appointment:
“Mr. Sedelnikov has been working at Mechel’s subsidiaries in the field of mining for many years. He has proved himself as a perfect specialist having excellent education, deep knowledge and extensive practical experience. I am sure he will continue successful work aimed at cost reduction and increase of production performance at Korshunov Mining Plant and fulfill all the tasks set by the
Group.”
Mr. Polin continued: “Mechel is committed to modern management technologies and one of these methods is rotation of managerial personnel. We seek to give our managers opportunity to fulfill their potential to the fullest extent, to try themselves in managing various subsidiaries, and to rise to the level of the holding companies inside the Group. Such managers experienced in strategic activities are also beneficial for the subsidiaries as these managers are able to set up and fulfill tasks taking into account the needs of the entire Group, they can look at the existing problems at a new angle and hence they may find optimal ways to resolve them.”
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 21, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO